Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31

(in millions, except ratios)

	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before taxes on income and before accounting change	$1,933	$2,165	$1,670	$971	$1,598
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	—	—
Less equity earnings	(26)	(145)	(138)	(72)	(118)
Fixed charges added to earnings	389	314	347	380	420
Distributed income of less than 50% owned persons	40	59	35	21	23
Amortization of capitalized interest:
Consolidated	25	25	21	14	13
Proportionate share of 50% owned persons	—	—	—	—	—

Total earnings	$2,361	$2,418	$1,935	$1,314	$1,936

Fixed Charges:
Interest expense:
Consolidated	$339	$271	$314	$350	$371
Proportionate share of 50% owned persons	3	3	4	4	6

	342	274	318	354	377

Amount representative of the interest factor in rents:
Consolidated	45	38	28	25	41
Proportionate share of 50% owned persons	2	2	1	1	2

	47	40	29	26	43
Fixed charges added to earnings	389	314	347	380	420

Interest capitalized:
Consolidated	58	27	21	22	22
Proportionate share of 50% owned persons	—	—	—	—	—

	58	27	21	22	22

Total fixed charges	$447	$341	$368	$402	$442
Ratio of earnings to fixed charges	5.3	7.1	5.3	3.3	4.4

The financial information of all prior periods has been reclassified to reflect discontinued operations.

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